FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 14, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
14 June 2023

Notice of Redemption

NatWest Group plc (the "Company")

The Company has given notice to holders of the $1,250,000,000 4.519% Fixed Rate/Floating Rate Notes due 2024 (ISIN: US780097BJ90; CUSIP: 780097BJ9) (the "Fixed/Floating Rate Notes") and $750,000,000 Floating Rate Notes due 2024 (ISIN: US780097BH35; CUSIP: 780097BH3) (the "Floating Rate Notes" and together with the Fixed/Floating Rate Notes, "Notes") issued by the Company pursuant to the Amended and Restated Indenture dated 13 December 2017 as amended and supplemented by the Second Supplemental Indenture dated 25 June 2018 (together, the "Indenture") of the upcoming redemption of all of the outstanding Notes on 25 June 2023. The amount currently outstanding of the Fixed/Floating Rate Notes is $1,250,000,000 and of the Floating Rate Notes is $750,000,000.

The Company has elected to redeem the Notes on 25 June 2023 in accordance with the Indenture. The Notes are being redeemed pursuant to Section 11.09 of the Indenture.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/7454C_1-2023-6-14.pdf

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455969

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90

Date: 14 June 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary